



03052842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Group

Applicant Name: Financial West Investment Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2663 Townsgate Road
(No. and Street)

Westlake Village, (City) CA (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene C. Valentine 805-497-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeildler, Gray & Co.
9107 Wilshire Blvd. #260
Beverly Hills, CA 90210

(Address) (City) (State) (Zip Code)

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

RECEIVED NOV 17 2003 — SEC MAIL PROCESSING SECTION, WASH. D.C. 187

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene C. Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATTIE FISCHER
Commission # 1391044
Notary Public - California
Ventura County
My Comm. Expires Jan 7, 2007

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL WEST INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2003

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6-10
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Reserve and Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13-14

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Westlake Village, California

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc., as of September 30, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc., as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
November 14, 2003

Certified Public Accountants

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash	$ 1,509,495
Commissions receivable	471,071
Marketable securities, owned	185,389
Prepaid expenses	13,486
Equipment and leaseholds, at cost, net of accumulated depreciation and amortization	179,836
Notes receivable from related parties	71,172
Other notes receivable	68,082
Other receivables	40,307
Deposits	17,107
Total assets	$ 2,555,945

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 319,970
Commissions payable	1,095,971
Accrued expenses	99,222
Payable to brokerage account	263,520
Income taxes payable	13,467
Deferred income taxes	5,535
Total liabilities	1,797,685
Stockholder's Equity	
Common stock, no par value	
Authorized - 10,000 shares	
Issued and outstanding - 2,500 shares	125,000
Paid-in capital	263,278
Retained earnings	369,982
Total stockholder's equity	758,260
Total liabilities and stockholder's equity	$ 2,555,945

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Revenue	
Commissions	$ 24,967,324
Interest and dividends	695,989
Other	1,393,551
	27,056,864
Expenses	
Commissions and clearing charges	19,386,813
Employee compensation and benefits	4,879,609
Dues, fees and permits	284,557
Communications	145,595
Occupancy	247,971
Settlement expense	29,150
Other operating expenses	2,290,208
	27,263,903
Loss before provision for income taxes	(207,039)
Provision for income taxes	
Current	11,372
Net loss	$ (218,411)

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, October 1, 2002	$ 125,000	$ 263,278	$ 588,393	$ 976,671
Net loss	-	-	(218,411)	(218,411)
Balance, September 30, 2003	$ 125,000	$ 263,278	$ 369,982	$ 758,260

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Operating activities:	
Net loss	$(218,411)
Non-cash items included in net income:	
Depreciation and amortization	80,266
(Increase) decrease in assets:	
Commission receivable	(212,844)
Marketable securities	132,255
Prepaid expenses	73,098
Other receivables	1,597
Note receivable from related parties	29,110
Other notes receivable	(13,312)
Deposits	(86)
Increase (decrease) in liabilities:	
Accounts payable	64,527
Commissions payable	248,586
Accrued expenses	(62,871)
Income taxes payable	997
Deferred income taxes	3,706
Net cash provided by operating activities	126,618
Investment activities:	
Acquisition of equipment	(22,795)
Net cash used by investment activities	(22,795)
Financing activities:	
Decrease in payable to brokerage account	(102,265)
Net cash used by financing activities	(102,265)
Increase in cash	1,558
Cash, beginning of year	1,507,937
Cash, end of year	$ 1,509,495
Cash paid during the year:	
Interest paid	$ 13,204
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Marketable securities - Management determines the appropriate classification of securities at the date individual investment securities are acquired. Trading securities are reported at fair values with unrealized gains and losses included in operations. The Company's marketable securities consist of bonds, stocks, stock mutual fund investments and options and are classified as trading securities.

Depreciation - Equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over 5 to 39 years, the estimated useful lives of the assets or the lease term if less than the estimated useful life. Expenditures for all maintenance and repairs are charged against income. Additions, major renewals and replacements that increase the useful lives are capitalized.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include deferred income taxes, useful lives of property and equipment for depreciation purposes and fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

2. Foreign currency translation

Included in cash, in the amount of $315,801 U.S. dollars, are foreign currencies that have been translated into U.S. dollars using the exchange rate in effect at September 30, 2003. The foreign currency amount, the exchange rate, and the translated amount in U.S. dollars is shown below:

Foreign Currency	Foreign Currency Amount	Exchange Rate	Translated Amount in U.S. Dollars
Euro	2,751	1.167	$ 3,210
Chinese Renminbi	2,535,898	.120817	306,379
Australian Dollars	4,638	.6815	3,161
Canadian Dollars	4,113	.74173	3,051
			$ 315,801

Currency transaction gains or losses are recognized in current operations.

3. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $237,860 during the current year.

The Company leases its office space and other real property under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $207,758.

The following is a schedule of future minimum rental payments, exclusive of property taxes and insurance:

October 1, 2003 - September 30, 2004	$ 136,745
October 1, 2004 - September 30, 2005	127,995
October 1, 2005 - September 30, 2006	128,435
October 1, 2006 - September 30, 2007	133,572
October 1, 2007 - September 30, 2008	138,915
Thereafter	1,873,463
	$ 2,539,125

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

4. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for automotive, office and other equipment. Expense for the period ended September 30, 2003 was $115,423. The following is a schedule of future minimum rental payments:

Year ending		
September 30, 2004	$	111,762
September 30, 2005		58,648
September 30, 2006		56,362
September 30, 2007		43,091
September 30, 2008		8,179
	$	278,042

5. Receivable from related parties

Receivable from officer, due on demand with interest at 7%	$	71,172

6. Equipment and leasehold improvements

Equipment consists of the following:

			Estimated Useful Lives
Artwork	$	47,651	7 years
Leasehold improvements		60,402	39 years
Computer equipment		320,875	5 years
Office furniture and equipment		160,852	5 years
		589,780	
Less: accumulated depreciation and amortization		(409,944)	
	$	179,836	

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

7. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2003, the Company had net capital of $309,687, which was $189,841 in excess of its required net capital of $119,846. The Company's ratio of aggregate indebtedness to net capital, as defined, was 5.8 to 1.

8. Litigation

The Company has been the subject of various legal disputes incurred in the normal course of business. The Company incurred settlement expenses to resolve various investor and business disputes in the amount of $29,150 during the year. The Company has not accrued any expense for pending legal disputes because the outcome cannot be determined at this time. The Company maintains "errors and omissions" insurance to cover actions brought by customers against the Company. Management believes that the pending disputes are covered by this insurance and that the policy limits, $1,000,000 per occurrence and $10,000,000 overall limit with a $50,000 deductible per occurrence, is in excess of any potential liability from current pending disputes. Various claims have been submitted under the Company's fidelity bond policy. The Company has investigated the claims and has provided restitution in settlement of some of the claims and is in the process of settling the remaining claims. Management believes that the total claims will not exceed the policy limit of $500,000 per occurrence. The Company has already incurred the $20,000 deductible.

9. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

10. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company makes matching contributions of up to 6% of the employee's salary, and the Company may make discretionary contributions during the year. The Company paid in contributions of $113,403 on behalf of employees to this plan for the year ended September 30, 2003.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

11. Payable to brokerage account

The Company clears certain of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and the "mark-to-market" requirement for trading securities.

12. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The income tax provision for the year differs from the income tax provision that would result from applying statutory tax rates to pre-tax income. This is due primarily to timing differences for expenses deductible for book purposes as compared to tax purposes, including depreciation and the current year California Franchise tax. The Company files a consolidated tax return with its parent company.

The deferred tax liability balance is the net result of temporary differences in accounting for tax and book purposes, including differences caused by the accelerated depreciation methods used for federal and state tax purposes, and the California Franchise tax.

The components of the deferred tax liability is as follows:

Federal Income Tax	$	3,432
California Franchise tax		2,103
	$	5,535

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2003

Net capital		
Total stockholder's equity	$	758,260
Deductions and/or charges		
Non-allowable assets		
Marketable securities		36,900
Prepaid expenses		13,486
Equipment and leaseholds		179,836
Notes receivable from related parties		71,172
Other notes receivable		68,082
Other receivables		40,307
Deposits		17,107
Net capital before haircuts on securities		331,370
Haircuts on securities		21,683
Net capital	$	309,687
Aggregate indebtedness		
Total aggregate indebtedness	$	1,797,685
Computation of basic net capital requirement		
Minimum net capital required	$	119,846
Excess net capital	$	189,841
Ratio: Aggregate indebtedness to net capital		5.8 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2003)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	303,668
Net audit adjustments		6,019
Net capital per above	$	309,687

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2003

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Westlake Village, California

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc., for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial West Investment Group, Inc., that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and the procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
November 14, 2003